March 3, 2016

VIA EDGAR AND EMAIL

John Reynolds, Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4561

Re:	Cleveland BioLabs, Inc.
Registration Statement on Form S-3
Filed January 29, 2016
File No. 333-209232

Dear Mr. Reynolds:

On behalf of Cleveland BioLabs, Inc. (the “Company”), this letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated February 16, 2016 addressed to the Company with respect to the Company’s Registration Statement on Form S-3, filed with the Commission on January 29, 2016 (the “Registration Statement”). For your convenience, we have included the Staff’s comments below in bold text with the Company’s responses to each such comment following.

1.	Given the relative size of the offering to your outstanding shares held by non-affiliates, the relationship of certain of the selling shareholders to you, the circumstances under which the selling shareholders received the shares, and the amount of time that the selling shareholders have held the shares, it appears that the resale of securities is by or on behalf of the issuer. Under Rule 415, equity securities offered by or on behalf of the issuer cannot be sold in an “at the market offering” unless the offering meets the requirements of Rule 415(a)(1)(x). As it appears that you do not meet the transaction requirements for registration of a primary offering on Form S-3, you would have to include a price for the shares and disclose that the selling shareholders are underwriters that will conduct their offering at a fixed price for the duration of the offering. Please refer to Securities Act Rule C&DI 612.09 for guidance. Please revise or provide your analysis as to why you do not believe this is an at the market offering.

Cleveland BioLabs, Inc. | 73 High Street | Buffalo, NY 14203 | www.cbiolabs.com

P (646) 284-9439 | F (646) 284-9494

In response to the Staff’s comment, the Company respectfully submits that the offering of common stock by David Davidovich (the “Selling Stockholder”) and Open Joint Stock Company “Rusnano” (“Rusnano”) is not a resale of securities by or on behalf of the Company, and is instead a valid secondary offering of securities by selling stockholders under Rule 415(a)(1)(i). As suggested by the Staff, we reviewed the guidance set forth in C&DI 612.09, and note that the Commission will consider six factors in determining whether an offering in question is a true secondary offering or a primary offering on behalf of the issuer. Specifically, C&DI 612.09 states that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they have received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

We address each factor listed above in the analysis below. For purposes of the following analysis, we have assumed that the Staff’s concern applies principally to the shares being offered by the Selling Stockholder and not Rusnano, given the substantial disparity in the number of each such person’s respective share holdings. That is, Rusnano’s holdings aggregate to less than 3% of the Company’s total number of outstanding shares of common stock and it is not an affiliate (as that term is defined under Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) of the Company. We also note that Rusnano and the Selling Stockholder purchased their respective shares in separate and unrelated transactions on different terms and that the transactions were separated by over five months. Accordingly, the below analysis with respect to each factor considered by the Commission in determining whether the transaction is a true secondary offering only addresses the offering by the Selling Stockholder under the Registration Statement.

I.       How Long the Selling Stockholder Has Held the Shares.

The public offering of 6,716,163 shares to be registered under the Registration Statement consists of 6,459,948 shares held by the Selling Stockholder and 256,215 shares held by Rusnano. The Selling Stockholder acquired his shares in a private placement transaction exempt from the registration requirements of the Securities Act on July 9, 2015 and has held the shares continuously during the over seven months that have passed since the transaction closed. Moreover, the Selling Stockholder is bound by the terms of the agreement under which he purchased the shares, which restricts him from selling any of the shares until July 9, 2017, as noted in the Registration Statement. The Company decided to include the re-offering of the Selling Stockholder’s shares in the Registration Statement because it was already required to file a registration statement registering the resale of Rusnano’s shares within 60 days of Rusnano’s purchase of its shares and believed that it was therefore in the best interests of both the Selling Stockholder and the Company’s other stockholders to avoid the expenses of the registration process twice. We submit that a holding period of two years is consistent with a purchase made for investment purposes, and inconsistent with a purchase made with a view to distribution. Similarly, even if the Company were to waive the remainder of the two-year holding period (which it has no current intention of doing), we would also submit that a holding period of over seven months is similarly consistent with a purchase made for investment purposes, and inconsistent with a purchase made with a view to distribution.

Cleveland BioLabs, Inc. | 73 High Street | Buffalo, NY 14203 | www.cbiolabs.com

P (646) 284-9439 | F (646) 284-9494

II.       The Circumstances Under Which the Selling Stockholder Received the Shares.

The Selling Stockholder acquired the shares in a bona fide, negotiated private placement transaction on July 9, 2015. As part of the transaction, the Selling Stockholder made customary investment and private placement representations to the Company in the securities purchase agreement he entered into with the Company, including that he (i) is acquiring the shares as principal for his own account and not with a view to the resale or other distribution of the shares, (ii) has no arrangements or understandings with any persons to distribute the shares or regarding the distribution of the shares, (iii) is an “accredited investor” under Rule 501(a) under the Securities Act, (iv) has such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of his investment in the shares, (v) is able to bear the economic risk of an investment in the shares and a complete loss of such investment and (vi) understands that the shares must be held until the offering of such shares is registered under the Securities Act or an exemption from registration is available. The Company is not aware of any facts that would indicate that these representations were false and, as such, we believe that this is indicative of the Selling Stockholder’s investment intent.

III.       The Selling Stockholder’s Relationship to the Issuer.

The Selling Stockholder became an investor in the Company through a bona fide private placement transaction that closed on July 9, 2015. Prior to entering into the securities purchase agreement to purchase the shares, the Company had no material relationship with the Selling Stockholder. Accordingly, the terms of the Selling Stockholder’s investment in the Company were subject to arms’ length negotiations and were, in fact, heavily negotiated. As a result of the negotiation process, the Selling Stockholder was successful in getting the Company to grant him a number of specific benefits, including the right to designate a majority of the individuals nominated for election to the Company’s board of directors and a commitment from the Company to use its best efforts to cause the Company’s restated certificate of incorporation to be amended to make certain shareholder-favorable governance changes. In exchange, the Company was successful in obtaining the agreement of the Selling Stockholder not to sell any shares until July 2017. We believe that the foregoing negotiated matters are indicative of the Selling Stockholder’s intent to hold the securities as a long-term investment, and not for purposes of immediate resale. Accordingly, the Selling Stockholder’s purchase of the Company’s shares was for investment purposes, and not with a view towards the distribution of the securities.

Cleveland BioLabs, Inc. | 73 High Street | Buffalo, NY 14203 | www.cbiolabs.com

P (646) 284-9439 | F (646) 284-9494

Notwithstanding the Selling Stockholder’s involvement in the Company’s management through his voting power and his right to designate nominees for election to the Board, the Selling Stockholder is not acting on behalf of the Company with respect to shares being registered for resale under the Registration Statement and the Company has no contractual, legal or other relationship with the Selling Stockholder that would control the timing, nature and amount of resales of the shares following the effectiveness of the Registration Statement, or whether such shares are even sold at all. Furthermore, the registration rights granted to the Selling Stockholder in the registration rights agreement are traditional demand and piggy-back registration rights and there are no facts that indicate any desire on the part of the Selling Stockholder to sell or distribute his shares on behalf of the Company, or at all. Instead, the fact that he obtained customary registration rights in connection with his investment implies that the Selling Stockholder negotiated for such customary registrations for a variety of business reasons and not that the Company granted registration rights for the purpose of conducting an indirect primary offering. Moreover, the Company will not receive any proceeds from any resale of the shares by the Selling Stockholder under the Registration Statement.

IV.       The Amount of Shares Involved.

As of February 12, 2016, the Company had 10,987,166 shares of common stock outstanding, of which the Selling Stockholder beneficially owned 6,459,948 shares, or 58.8% of the Company’s outstanding common stock, and all current directors and officers as a group beneficially owned 360,710 shares, or 3.21% of the Company’s outstanding common stock. We concede that the number of shares to be registered for resale by the Selling Stockholder is a large percentage of the Company’s outstanding common stock and of the Company’s common stock held by non-affiliates. However, we note that the amount of shares to be registered is only one factor cited in C&DI 612.09, and is not controlling.

Additionally, we believe that the Staff’s guidance in C&DI 612.12 is instructive. C&DI 612.12 states in its entirety:

“A controlling person of an issuer owns a 73% block. That person will sell the block in a registered “at-the-market” equity offering. Rule 415(a)(4) applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).”

This guidance suggests that a single, large stockholder holding an even higher percentage of a registrant’s outstanding common stock than the Selling Stockholder can effect a valid secondary offering of shares under Rule 415(a)(1)(i) unless facts other than the mere percentage of ownership indicate that the stockholder is acting as a conduit for the issuer.

Cleveland BioLabs, Inc. | 73 High Street | Buffalo, NY 14203 | www.cbiolabs.com

P (646) 284-9439 | F (646) 284-9494

V.       Whether the Selling Stockholder is in the Business of Underwriting Securities.

To the Company’s knowledge, the Selling Stockholder is a self-employed venture capital investor resident in the United Kingdom and is not engaged in the business of underwriting securities or otherwise involved in any activities that may be performed only by broker-dealers. The Selling Stockholder represented at the time of his purchase of the Company’s shares that he was acquiring the shares as principal for his own account and not with a view to the resale or other distribution of the shares and had no arrangements or understandings with any persons to distribute the shares or regarding the distribution of the shares. No allegation has been made that those representations are untrue and, to the Company’s knowledge, no factual basis exists upon which such an allegation could reasonably be made. Additionally, the issuance of the shares to the Selling Stockholder was not conditioned on the prior effectiveness of the Registration Statement or the Selling Stockholder’s ability to publicly resell the shares. Accordingly, we respectfully submit that none of the features commonly associated with acting as an underwriter of securities is present.

VI.       Whether Under All the Circumstances it Appears that the Selling Stockholder is Acting as a Conduit for the Issuer.

Based on the foregoing analysis under the factors identified by the Staff in C&DI 612.09, we respectfully submit that the facts and circumstances do not support a determination that the Selling Stockholder is acting as a conduit for the Company. The Selling Stockholder acquired the shares being registered over seven months ago in a bona fide private placement transaction in connection with which he made customary investment and private placement representations to the Company. Since acquiring the shares, the Selling Stockholder has borne the full economic risk of ownership of his securities and will continue to do so at least until the expiration of the contractual two-year lock-up restriction contained in the securities purchase agreement. To the Company’s knowledge, the Selling Stockholder is a self-employed venture capitalist investor and is not involved in the business of underwriting securities.

For the reasons described above, the Company respectfully submits to the Staff that the proposed offering is appropriately characterized as a valid secondary offering by selling stockholders eligible to be made under Rule 415(a)(1)(i).

Cleveland BioLabs, Inc. | 73 High Street | Buffalo, NY 14203 | www.cbiolabs.com

P (646) 284-9439 | F (646) 284-9494

2.	We note that the Form 8-K you filed on May 11, 2015, pertained to events that occurred on May 4, 2015. This filing appears to have been delinquent based on the requirements set forth in General Instruction B.1 to Form 8-K. Please explain how you meet the eligibility requirements for registration on Form S-3 as set forth in Instruction I.A.3(b) or refile the registration statement on the appropriate form.

In response to the Staff’s comment, we note that although the Company indicated on the cover of its Current Report on Form 8-K filed with the Commission on May 11, 2015 (the “May Report”) that the date of the earliest event reported was May 4, 2015, the date that the actual event requiring disclosure under Form 8-K occurred was May 5, 2015. In the May Report, the Company disclosed the appointment by the Company of Dr. Langdon Miller as President and Chief Medical Officer. We acknowledge that the appointment of a new president is an event requiring disclosure within the requisite four-business day filing period under Item 5.02(c) of Form 8-K. However, notwithstanding the date cited on the cover of the May Report and the date of the executive employment agreement entered into between the Company and the newly appointed president, action was not taken by the Company’s board of directors to approve the appointment and the employment agreement until May 5, 2015, pursuant to a Unanimous Written Consent of the Board of Directors, which was signed and effective on such date. We are willing to provide a copy of the Unanimous Written Consent of the Board of Directors to the Staff, on a confidential basis, in support of this letter.

Under the law of the jurisdiction of the Company’s incorporation, the Delaware General Corporation Law (the “DGCL”), officers of a corporation are “chosen in such manner and shall hold their offices for such terms as are prescribed by the bylaws or determined by the board of directors…” (See DGCL §142(b)). Consistent with this statutory provision, Article V, Section 1 of the Company’s Second Amended and Restated Bylaws, as amended (the “Bylaws”) provides that officers are to be elected annually by the Company’s board of directors, and Article V, Section 3 of the Bylaws provides that “[a] vacancy in any office may be filled by the Board of Directors for the balance of the term.” The authority to appoint officers is not vested by the Bylaws or the DGCL in any other person or body other than the board of directors; only the board of directors of the Company has authority to appoint officers. As of May 5, 2015, the office of president of the Company was vacant. Accordingly, May 5, 2015, the date that the Company’s board of directors took action to appoint Dr. Langdon as president, and not May 4, 2015, was the actual date that Dr. Langdon was appointed President, and therefore, the filing of the May Report on May 11, 2015 was within the requisite four-business day filing period, and the Company meets the eligibility requirements for registration on Form S-3 set forth in Instruction I.A.3(b).

We also note that the entrance by the Company into the executive employment agreement with Dr. Miller on May 4, 2015 would likewise not require disclosure under Item 5.02(e) of Form 8-K. Under Item 5.02(e), a registrant’s entry into a material compensatory plan, contract or arrangement is required to be disclosed only if the registrant’s principal executive officer, principal financial officer or a named executive officer participates in or is a party to such plan, contract or arrangement. Dr. Miller was not engaged as the Company’s principal executive officer or its principal financial officer, nor was he a named executive officer, which, as described in Instruction 4 to Item 5.02, is an executive officer for whom disclosure was required in the Company’s most recent filing with the Commission that required disclosure under Item 402(c) of Regulation S-K. Therefore, disclosure of the Company’s entrance into the executive employment agreement with him was not triggered under Item 5.02(e) on either May 4, 2015 (before he was appointed he was appointed president) or on May 5, 2015 (the date of his appointment).

Cleveland BioLabs, Inc. | 73 High Street | Buffalo, NY 14203 | www.cbiolabs.com

P (646) 284-9439 | F (646) 284-9494

If the Staff has any questions concerning this letter or requires further information, please do not hesitate to call the undersigned at (716) 849-6810 or David S. Wolpa at McGuireWoods LLP at (704) 343-2185.

Very truly yours,

/s/ C. Neil Lyons
C. Neil Lyons
Chief Financial Officer and Secretary

cc:	David S. Wolpa, McGuireWoods LLP (dwolpa@mcguirewoods.com)

Cleveland BioLabs, Inc. | 73 High Street | Buffalo, NY 14203 | www.cbiolabs.com

P (646) 284-9439 | F (646) 284-9494